Issuer Free Writing Prospectus

Dated April 20, 2022

Filed pursuant to Rule 433 under the Securities Act of 1933, as amended

Supplementing the preliminary prospectus supplement

Dated April 19, 2022

To Registration No. 333-257057

Chicken Soup for the Soul Entertainment Inc.

9.50% Notes Due 2025

Final Pricing Term Sheet

April 20, 2022

Issuer:	Chicken Soup for the Soul Entertainment Inc.
Title of the Securities:	9.50% Notes due 2025 (the “Notes”)
Private Rating:	Egan-Jones Ratings Company: BBB
Initial Aggregate Principal Amount Being Offered:	$10,400,000
Gross Proceeds to the Company:	$10,337,600
Option to Purchase Additional Notes:	Up to an additional $1,560,000 aggregate principal amount of Notes within 30 days
Underwriting Discount:	$1.491 per Note; $620,256 total (assuming the over-allotment option is not exercised)
Net Proceeds to the Issuer, before Expenses:	$23.359 per Note; $9,717,344 total (assuming the over-allotment option is not exercised)
Initial Public Offering Price:	99.4% of aggregate principal amount
Denominations:	Issue the Notes in denominations of $25.00 and integral multiples of $25.000 in excess thereof
Principal at Time of Payment:	100% of the aggregate principal amount; the principal amount of each Note will be payable on its stated maturity date.
Type of Note:	Fixed rate note
Coupon Rate:	9.50% per annum
Day Count:	30/360
Original Issue Date:	April 22, 2022
Stated Maturity Date:	July 31, 2025
Date Interest Starts Accruing:	March 31, 2022

Interest Payment Date:	Every March 31, June 30, September 30 and December 30, beginning June 31, 2022. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.
Interest Periods:	The initial interest period will be the period from and including March 31, 2022, to, but excluding June 30, 2022, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.
Regular Record Dates for Interest:	March 15, June 15, September 15 and December 15, beginning June 15, 2022
Optional Redemption:	The Notes may be redeemed in whole or in part at any time or from time to time at Issuer’s option on or after July 31, 2022 upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest payments otherwise payable thereon for the then-current quarterly interest period accrued to the date fixed for redemption.
Repayment at Option of Holders:	Holders will not have the option to have the Notes repaid prior to the stated maturity date.
Listing:	Issuer intends to list the Notes on the Nasdaq Global Market, within 30 days of the original issue date under the trading symbol "CSSEN."
CUSIP / ISIN:	16842Q 308/ US16842Q3083
Joint Book-Running Managers:	Ladenburg Thalmann & Co. Inc. B. Riley Securities, Inc.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.